Mail Stop 3561

February 27, 2009

Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

     Re: **China 3C Group**
              Form 10-K/A for Fiscal Year Ended December 31, 2007
              Form 10-Q for the Quarter Ended September 30, 2008
              Supplemental Response Filed February 22, 2009
              File No. 000-28767

Dear Mr. Wang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 9A(T) – Controls and Procedures, page 29

1. We note that your response to our prior comment four indicates that you continue to believe that your disclosure controls and procedures and internal control over financial reporting were effective at December 31, 2007. We also note that your analysis focused on changes to the "face of your financial statements" and did not specifically address your financial statements and Exchange Act filing as a whole. Please tell us how you considered the following in your analysis of the effectiveness

of your disclosure controls and procedures and internal control over financial reporting :

- Your revisions to provide disclosures required by US GAAP (i.e. SFAS 123(R), SFAS 131, and SFAS 141)
- Your revisions to provide disclosures required by securities laws (i.e. Item 302 of Regulation S-K and Rule 12-09 of Regulation S-X).
- Your responses to our comments related to segment reporting have changed several times throughout the process (i.e. first you did not have reportable segments, then you had four reportable segments, then you only had one reportable segment and now you are back to having four reportable segments).

Please note that effective disclosure controls and procedures ensure that required disclosures are provided in Exchange Act reports and effective internal control over financial reporting results in financial statements that are in accordance with US GAAP. As your annual report did not include required disclosures, including some that are required by US GAAP, please tell us how your disclosure controls and procedures and internal control over financial reporting were effective at December 31, 2007. In connection with your response, please address how you considered SEC Releases 33-8809 and 33-8829. Alternatively, you may amend to revise your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting and to disclose your plan to remedy the related deficiencies.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-12

2. We note your response to our prior comment five which requested additional disclosure regarding your policy for return rights granted to wholesale distributors. However, it appears that your response addresses product returns from individual retail customers. As such, our prior comment will be reissued. Please revise your accounting policy to explain the return rights granted to your wholesale distributor customers (i.e. sales from you to your wholesale distributors as described in item (ii) on F-12). As applicable, please explain how you assess returns of products, levels of inventory in the distribution channel, product obsolescence, and expected introductions of new products that may result in larger than expected returns of current products. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

Zenggang Wang
China 3C Group, Inc.
February 27, 2009
Page 3

Form 10-Q for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 20

3. We note that your response to our prior comment 10 indicates that you have begun to provide your customers with extended repayment terms. Please revise to provide more details regarding the extension of repayment terms (i.e. extension term, nature of extensions – all receivables versus client specific, wholesale versus retail, etc.) and disclose whether there is a portion of accounts receivable that you now consider to be long-term (i.e. will not be realized with 12 months). In addition, please disclose how management's expectations for the collectability of these amounts compares to other accounts receivable, whether you continue to extend credit to customers who require a longer term for payment of outstanding amounts, and how allowing your customers a longer payment period will impact your liquidity position.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed revisions to expedite our review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 with any other questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverage, Apparel and
                                        Health Care Services